PERPETUAL ENERGY INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held May 23, 2012

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of Perpetual Energy Inc. ("Perpetual" or the "Corporation") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on May 23, 2012, at 9:00 a.m. (Calgary time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditor's report thereon;

(b)	to fix the number of directors of the Corporation to be elected at the Meeting at eight (8) members and to elect eight (8) directors;

(c)	to appoint auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

(d)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the attached Information Circular and Proxy Statement.

The record date (the "Record Date") for determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 13, 2012.

Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Shareholders who acquire Shares after the Record Date will not be entitled to vote such Shares at the Meeting.

Each Share outstanding on the Record Date is entitled to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting or any adjournment thereof in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation's transfer agent. To be valid, proxy forms must be dated, completed, signed and deposited with Computershare Trust Company of Canada (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on Friday, May 18, 2012 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 13th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PERPETUAL ENERGY INC.

(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose President and Chief Executive Office